VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

August 18, 2021

Re:	Solar Intermodal Corp.
Offering Statement on Form 1-A Filed June 22, 2021
File No. 024-11560

Ladies and Gentlemen:

On behalf of Solar Intermodal Corp (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:00PM, Eastern Time, on Monday, August 23, 2021, or as soon thereafter as is practicable. I have attached the FINRA No Objection Letter regarding the compensation agreement.

Sincerely,

/s/ Robert Anderson

Robert Anderson

Chief Executive Officer

Solar Intermodal Corp.